FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Appendix 3B – Issue of Shares – Dividend Reinvestment Plan"

Released: 4 October 2007

Pages: 8
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

dlw 10/4

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Foster's Group Limited

ABN

49 007 620 886

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	8,832,202
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Rank Equally
5	Issue price or consideration	$6.37 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the Dividend Reinvestment Plan to participants in the Plan at the record date for the 2007 Final Dividend.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 October 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,979,686,100	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	786,510	Partly Paid Ordinary Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Ordinary Dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 4 October 2007
Assistant Company Secretary

Print name: Robert Keith Dudfield

== == == == ==

+ See chapter 19 for defined terms.

SEC FILE #82-1852

Atlas south sea pearl

ACN 009 220 053

3rd October 2007

The Manager
Australian Stock Exchange
Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Sir,

RE: Director's Shareholding

Further to the announcement dated 12th September, the Board wishes to advise that the Chairman, Mr George Snow, will not be selling any further Atlas South Sea Pearl Ltd shares on the open market. Mr Snow's combined holding of shares in the company is currently 13,899,373. The remaining shares will be held as a long term investment.

Yours faithfully,

SIMON ADAMS
Company Secretary

CRP01 Director's Interest Oct0307A.doc

43 York Street, Subiaco, WA 6008 Australia • PO Box 8015, Subiaco East, WA 6008, Australia
TELEPHONE (61) (8) 9380 9444 • FACSIMILE (61) (8) 9380 9970 • WEBSITE http://www.atlaspacific.com.au • EMAIL atlas@atlaspacific.com.au

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Appendix 3Y – Change of Director's Interest Notice x 5"

Released: 4 October 2007

Pages: 11
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Colin Bruce Carter
Date of last notice	10 September 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Colin Bruce Carter	Foster's Share Plans Pty Ltd (pursuant to the Directors' Share Purchase Plan)
Date of change	28 September 2007	28 September 2007
No. of securities held prior to change	Nil	12,837
Class	Ordinary Shares	Ordinary Shares
Number acquired	12,837	Nil
Number disposed	Nil	12,837
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6.42 per share	$6.42 per share
No. of securities held after change	12,837	Nil
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares transferred out of Directors' Share Purchase Plan	Shares transferred out of Directors' Share Purchase Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 4 October 2007

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Alexander Crawford
Date of last notice	10 September 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Melpeat Pty Ltd	Foster's Share Plans Pty Ltd (pursuant to the Directors' Share Purchase Plan)
Date of change	1 October 2007	N/A
No. of securities held prior to change	25,931	1,090
Class	Ordinary Shares	Ordinary Shares
Number acquired	510	Nil
Number disposed	Nil	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6.37 per share	N/A
No. of securities held after change	26,441	1,090 (No change)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under the dividend reinvestment plan	N/A

+ See chapter 19 for defined terms.

Appendix 3Y
Change of Director's Interest Notice

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 4 October 2007

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graeme William McGregor
Date of last notice	10 September 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Graeme William McGregor	Foster's Share Plans Pty Ltd (pursuant to the Directors' Share Purchase Plan)
Date of change	1 October 2007	N/A
No. of securities held prior to change	29,617	6,123
Class	Ordinary Shares	Ordinary Shares
Number acquired	604	N/A
Number disposed	Nil	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6.37 per share	N/A
No. of securities held after change	30,221	6,123 (No change)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under the dividend reinvestment plan	N/A

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 4 October 2007

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Maxwell Gilbert Ould
Date of last notice	17 September 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Maxwell Gilbert Ould	Ould Superannuation Fund	Foster's Share Plans Pty Ltd (pursuant to the Directors' Share Purchase Plan)
Date of change	1 October 2007	N/A	N/A
No. of securities held prior to change	4,853	28,842	18,787
Class	Ordinary Shares	Ordinary Shares	Ordinary Shares
Number acquired	373	Nil	Nil
Number disposed	Nil	N/A	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6.37 per share	N/A	N/A
No. of securities held after change	5,226	28,842 (No change)	18,787 (No change)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back.	Issue of securities under the dividend reinvestment plan	N/A	N/A

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 4 October 2007

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Francis Joseph Swan
Date of last notice	10 September 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Francis Joseph Swan	Burrendah Pty Ltd	Foster's Share Plans Pty Ltd (pursuant to the Director's Share Purchase Plan)
Date of change	1 October 2007	1 October 2007	N/A
No. of securities held prior to change	64,933	39,814	18,369
Class	Ordinary Shares	Ordinary Shares	Ordinary Shares
Number acquired	1,325	813	Nil
Number disposed	Nil	Nil	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6.37 per share	$6.37 per share	N/A
No. of securities held after change	66,258	40,627	18,369 (No change)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under the dividend reinvestment plan	Issue of securities under the dividend reinvestment plan	N/A

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 4 October 2007

+ See chapter 19 for defined terms.

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Appendix 3Z – Final Director's Interest Notice"

Released: 4 October 2007

Pages: 3
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Colin Bruce Carter
Date of last notice	4 October 2007
Date that director ceased to be director	30 September 2007

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
12,837 Ordinary Shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities
N/A	

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

Dated: 4 October 2007

FOSTER'S GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Presentation to Bond Holders"

Released: 4 October 2007

Pages: 12
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

Bond Holder Briefing - Full Year Results

New York, 4 October 2007

FOSTER'S GROUP

Disclaimer

Foster's Group Limited advises that the following presentation contains forward looking statements which may be subject to significant uncertainties outside of Foster's control.

No representation is made as to the accuracy or reliability of forecasts or the assumptions on which they are based.

Actual future events may vary from these forecasts and you are cautioned not to place undue reliance on any forward looking statement.

Please note Foster's off-market share Buy-Back tender is not available to US Persons, Canadian Residents or persons in the United States of America. The Buy-Back documents, and any and all related materials, will not and must not be sent or otherwise distributed in or into the United States or Canada.

FOSTER'S

Pete Scott
Chief Financial Officer

FOSTER'S GROUP

Fiscal 2007 Results Summary

Revenue	↑	4.7%	$4,555
EBITS	↑	7.6%	$1,155
EBITS Margin	↑	0.7 pts	25.4%
Earnings per Share (1)	↑	16.7%	35.6¢
Cash Conversion	↓	9.6 pts	92.9%
ROCE	↑	1.2 pts	15.0%

Unless otherwise stated, all figures are continuing business before significant items and SGARA
1. Continuing and discontinued business before significant items and SGARA

FOSTER'S GROUP

Fiscal 2007 Scorecard

☑	Top line growth in Australia
☑	Top line growth in global wine
☑	Beer, cider, spirits and RTD (BCS) costs
☑	Viticulture, winery operations and wine procurement
☒	Australian wine export logistics and global wine packaging
☒	Wine ROCE
☑	Cash generation, asset sales, business divestment and capital management

FOSTER'S

Revenue Growth Momentum

Regional Constant Currency Revenue Growth



AAP Americas EMEA
%
16
14
12
10
8
6
4
2
0
H1 07
H2 07

Good second half growth in all regions:

- Strong recovery in AAP:
  - Dual Independent/National Accounts sales structure
  - Specialist sales teams
- Momentum maintained in Americas and EMEA

Category Constant Currency Revenue Growth



Australia BCS Wine Group
%
16
14
12
10
8
6
4
2
0
H1 07
H2 07

Growth accelerated in BCS and wine

- Delivering innovation pipeline:
  - VB Mid, Crown Gold, Shanghai Lager
  - Rosemount, Beringer Third Century, Lindemans Chile & South Africa
- Sustaining A&P investment at 8-10% of revenue

FOSTER'S

Stephen Matthews
Group Finance Director

FOSTER'S GROUP

Key Financials

		Constant Currency Change	Reported Change	Fiscal 2007
Earnings	Net Sales Revenue	+5.9%	+4.7%	$4,555m
	EBITS	+9.5%	+7.6%	$1,155m
	Net Profit (1)	+17.1	+16.8%	$716m
	EPS (1)	+17.1	+16.7%	35.6¢
Cash Flow	Cash Conversion		-9.6pts	92.9%
	Cash flow after Dividends		+6.3%	$285m
	Net Debt		-$931m	$2,569m
Returns	ROCE		+1.2 pts	15%
	Dividend		+10.5%	23.75¢

Unless otherwise stated, all figures are continuing business before significant items and SGARA
1.Continuing and discontinued business before significant items and SGARA

FOSTER'S

Net Profit before Significant Items and SGARA


A$m
725
675
625
575
525
612.9
(37.2)
575.7
74.9
7.1
56.2
(21.2)
(0.1)
692.6
23.5
716.1
Discontinued
Regional EBITS
Corporate Expense
Interest
Tax
Minorities
Discontinued
FY 07 Net Profit before significant items & SGARA

Volume and Revenue Growth

Australia Beer, Cider, Spirits and RTDs


Volume
Revenue
% Growth
20
15
10
5
0
-5
-10
-15
-20
Premium
Regular
Mid-
Light
Other
Total

- Revenue up 4.7%, H2 07 revenue up 7.8%
- Continued strong growth in Crown and Corona
- Mid-strength innovation: Crown Gold, VB Mid
- Strong growth in Carlton Draught and Pure Blonde
- Light beer segment continues to contract

Global Wine


Volume
Revenue
20
15
10
5
0
-5
-10
-15
-20
Beringer
Other

- 5 global wine brands constant currency revenue up 7.8%
- Beringer constant currency revenue up 7.4%
- Penfolds and Wolf Blass growing in all regions
- Strong Lindemans growth in the Americas and EMEA
- Rosemount H2 07 constant currency revenue up 1.5%

Australia, Asia and Pacific


127.2
126.1
Volume (9L cases m's)

Volume down 0.9%, Australian volume down 0.6%

- Australia beer volume up 0.4%, H2 07 volume up 1.7%
- Wine volume in Australia down 8.5%, H2 07 bottled wine volume up 2.1%
- Asia, Pacific and New Zealand volume down 8.5%


2,773
2,881
NSR ($m's)

Net sales revenue up 3.9%, constant currency up 4.0%

- Australia revenue up 3.8%, H2 07 revenue up 7.9%
- BCS revenue in Australia up 4.7%, revenue per case up 5%
- Wine revenue in Australia flat, revenue per case up 9.5%
- Asia, NZ and Pacific constant currency revenue up 7.3%


816.9
870.0
EBITS ($m's)

EBITS up 6.5%, constant currency up 6.1%

- Australia EBITS up 6.0%, H2 07 EBITS up 6.3%
- Underlying Australian BCS mix adjusted unit cost of goods up 4.7%
- Wine cost of goods impacted by Wolf Blass Packaging Centre
- Strong growth in Asia and New Zealand, Pacific below the prior period

■ FY06 ■ FY07

FOSTER'S

Americas


24.8
25.7
Volume (9L cases m's)

Volume up 3.2%, wine volume up 5.5%

- US wine volume up 4.3%, Canada wine volume up 15.1%
- H2 07 wine volume up 7.7%
- Share gains above $US10 price point
- Rosemount re-launched H2 07 encouraging start


1,196
1,220
NSR ($m's)

Net sales revenue up 2.1%, wine constant currency revenue up 7.5%

- Wine constant currency revenue per case up 1.9%
- Positive mix, Chateau St Jean, Stags' Leap and Greg Norman Estate growing strongly
- Selective price increases


245.4
254.2
EBITS ($m's)

EBITS up 3.6%, constant currency EBITS up 16.0%

- Constant currency EBITS margin up 1.5 points
- Positive margin impact from mix and efficiency realisation
- Offset by higher packaging costs in H2 07

■ FY06 ■ FY07

FOSTER'S

Europe, Middle East and Africa


9.1
10.7
Volume (9L cases m's)

Volume up 18.2%, wine volume up 22.7%
- UK wine volume up 26%
- Continental Europe volume up 19%
- Rosemount volume up 35%, H2 07 volume up 63%


382
454
NSR ($m's)

Net sales revenue up 18.9%, wine constant currency revenue up 16.1%
- UK wine revenue up 16%, Continental Europe wine revenue up 17%
- Wine constant currency revenue per case down 5.4%
- Strong growth in UK £3.99 price point and Nordic Bag-in-box, H2 07 selective pricing


69.2
82.2
EBITS ($m's)

EBITS up 18.8%, constant currency EBITS up 11.1%
- Constant currency EBITS margins down 0.7 points
- H2 07 constant currency EBITS margins up 0.5 points

■ FY06 ■ FY07

FOSTER'S

Wine Trade


39.1
41.0
Volume (9L cases m's)

Volume up 4.7% to 41.0 million cases
- 5 global brands up 7%, up 10.2% in H2 07


2,237
2,347
NSR ($m's)

Revenue up 4.9% to $2,346.5 million, constant currency up 7.3%
- 5 global brands constant currency up 7.8%, up 10.7% in H2 07
- Constant currency revenue per case up 2.4%, up 2.8% in H2 07
- Strong contribution from mix and reallocation of luxury and icons wines
- Selective price increases


437.9
469.6
EBITS ($m's)

EBITS up 7.2% to $469.6 million, constant currency up 12.9%
- Constant currency EBITS margins up 1 percentage point
- Packaging and export logistics ~$40 million above expectations

ROCE up 0.5 percentage points to 7.1%
- Average capital employed $6.6 billion down marginally from prior year

■ FY06 ■ FY07

FOSTER'S

Net Debt


A$m
3,750
3,500
3,250
3,000
2,750
2,500
2,250
2,000
1,750
1,500
3,499.2
1,213.2
209.7
226.1
144.6
202.8
30.7
401.9
357.8
Operating cash flows
Up 6.3% to $285.2m
Net Interest
Tax
Net Capex
Dividends
Non-Cash Items

FOSTER'S

Debt Summary

		FY 07 $m	FY 06 $m
Gross Debt	Gross Borrowings	2,875	3,973
	Debt Issuance Costs	(18)	(23)
	Fair Value Adjustment to fixed rate debt	2	(9)
	Borrowings per balance sheet	2,859	3,941
Net Debt	Cash	(288)	(450)
	Fair Value of fixed rate debt hedges	(2)	8
	Net Debt	2,569	3,499
Debt Portfolio	AUD (A$)	301	473
	USD (US$)	1,935	2,118
	GBP (GBP)	100	182
	Other (A$)	51	184
	% Fixed – Gross Borrowings	49%	44%
	Weighted average maturity of debt portfolio	8.7 years	8.9 years

FOSTER'S

Capital Structure

Gearing


%
140
120
100
80
60
40
20
0
22
114
117
78
64
56
H1 05
FY 05
H1 06
FY 06
H1 07
FY 07

- Gearing reduced 23 pts since June 2006
- Strong free cash flow generation
- Substantial financial flexibility
- Move towards a more flexible investment grade credit rating target

Group Interest Cover [1]


x
16
14
12
10
8
6
4
2
0
14.3
10.4
4.6
4.6
6.0
6.2
H1 05
FY 05
H1 06
FY 06
H1 07
FY 07

- Excluding restructure financing benefit average cost of debt 6%
- H2 07 interest expense includes a debt restructure financing benefit of $8.3m

1. EBITS interest cover

FOSTER'S GROUP

Pete Scott
Chief Financial Officer

FOSTER'S GROUP

Fiscal 2008 Outlook

Revenue Growth
- Moderating volume growth as focus shifts to higher margin business
- Good revenue growth from mix and pricing
- Continued new product development momentum

Earnings and Cash Flow
- EBITS margin benefits from efficiencies and growth in revenue / case
- Cash flow conversion remains strong
- $350 million capital management program

Returns
- Sustainable growth in group returns
- Continued expansion in wine returns

FOSTER'S

Definitions

Exchange rate

Average exchange rates used for profit and loss purposes in the 12 months ended 30 June 2007 are: $A1 = $US 0.7666 (2006: $A1 = $US 0.7467), $A1 = GB£ 0.4066 (2006: $A1 = GB£ 0.4205). Period end exchange rates used for balance sheet items are: $A1 = $US 0.8488 (2006: $A1 = $US 0.7391), $A1 = GB£ 0.4229 (2006: $A1 = GB£ 0.4043).

Constant Currency

Throughout this presentation constant currency assumes current and prior period earnings of self-sustaining foreign operations are translated and cross border transactions are transacted at current year exchange rates.

Discontinued Business

Wine Clubs & Services, Asian brewing businesses and license income associated with the Foster's trademark in Europe which have been sold or identified for sale.

Significant Items

Significant items include continuing material items, discontinued material items and gains or losses on sale of discontinued operations

EBIT

Continuing business earnings before interest, tax and significant items.

EBITS

Continuing business earnings before interest, tax, significant items and SGARA.

EBITDAS

Continuing business earnings before interest, tax, depreciation, amortisation, significant items & SGARA.

Continuing business OCFPIT

Continuing business operating cash flow before cash receipts and payments associated with significant items and other one-off transactions and prior to interest and tax.

SGARA

Australian International accounting standard AASB141 "Agriculture".

FOSTER'S


FOSTER'S
GROUP

END